Exhibit 4(e)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

280 Trumbull Street, Hartford, Connecticut 06103

This Rider is made part of your Active Life Certificate. Except as described below, the terms of your Active Life Certificate continue to apply. If the terms of your Active Life Certificate and this Rider conflict, the provisions of this Rider shall control.

The terms of your Active Life Certificate are revised as follows:

A[1.	Section 3.2. Additional Purchase Payments is replaced by the following:

3.2 Additional Purchase Payments. Additional Purchase Payments are not permitted under this Annuity.]

B[2.	The last paragraph under Section 11 SPOUSAL BENEFIT is replaced by the following:

Any amounts remaining under this Annuity following the death of the Annuitant/Contract Owner must be distributed in accordance with the terms of the Code. Where the Spouse is the Annuitant/Contract Owner’s civil union partner, provisions of the Code may affect the form and timing of distributions under this Annuity.]

C[3.	Section 15.1 Required Minimum Distributions is replaced by the following:

Required Minimum Distributions. If you are the Participant, and you D[or your Eligible Spouse] are required, subject to the Code, to take certain required minimum distributions (RMD) from this Annuity that will exceed your E[Annual Guaranteed Withdrawal Amount], then all or a portion of these required distributions may not be treated as Excess Withdrawals. Any additional Withdrawal amount that is not treated as an Excess Withdrawal for this purpose will be determined by us as set forth below.

As of the last Valuation Date in each calendar year F[following the Guaranteed Withdrawal Lock-In Date / beginning with the calendar year immediately preceding the calendar year of the Guaranteed Withdrawal Lock-In Date] (the “RMD Calculation Date”), we determine, following procedures communicated to you, the amount you D[or your Eligible Spouse] must withdraw to comply with requirements of Section 401(a)(9) of the Code that apply to distributions over your life, the life of a designated Beneficiary, or the lives of you and a designated Beneficiary, during the following calendar year (the “RMD Payment Year”).

This amount will be based solely on the sum of the Account Value and the net actuarial value of the guarantees to you D[or your Eligible Spouse] under this Annuity on the RMD Calculation Date. If the required minimum distribution (RMD) amount

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determined using these assumptions exceeds the E[Annual Guaranteed Withdrawal Amount] on the RMD Calculation Date, then the difference between the RMD amount and the E[Annual Guaranteed Withdrawal Amount] will be the “RMD Value.”

Withdrawals taken in the RMD Payment Year will be treated as Excess Withdrawals only to the extent they exceed the sum of the Annual Guaranteed Withdrawal Amount and the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.]

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

G[Facsimile Signature]

G[President]

DCR-408-2014